Exhibit 3.1.2

ARTICLES OF AMENDMENT OF

PENSECO FINANCIAL SERVICES CORPORATION

Article NINTH, Section 3 of the Articles of Incorporation shall be amended and restated in its entirety to read as follows:

3.

The shareholders of the Corporation may not take any action by written consent in lieu of a meeting, and must take any actions at a duly called annual meeting or special meeting of shareholders and the power of shareholders to consent in writing without a meeting is specifically denied.